IT&E International Group

505 Lomas Santa Fe Drive, Suite 200

Solana Beach, CA 92075

January 17, 2006

Mail Stop: 6010

Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                               IT&E International Group
Preliminary Information Statement on
Schedule 14C filed December 2, 2005
File No. 0-50095

Dear Mr. Riedler:

IT&E International Group (the “Company”) has reviewed your letter dated December 29, 2005 (the “December 29 Comment Letter”) regarding the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”).  The Company responds to the December 29 Comment Letter as set forth below.  The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the December 29 Comment Letter.  In addition, for your convenience, we have restated each of your comments as set forth in the December 29 Comment Letter immediately preceding each of our responses below and have included three (3) copies of the revised Information Statement marked to show our proposed changes to ease your review.

SCHEDULE 14C

General

1.                                       The Securities Purchase Agreement filed as exhibit 10.5 to your Form 8-K filed on November 16, 2005 refers to an Exhibit H, which is the ComVest Advisors LLC Advisory Agreement.  This exhibit does not appear to be filed. Please file it in an amended Form 8-K.

RESPONSE:  We have filed the foregoing agreement in an amendment to the applicable 8-K.  Please see Exhibit 10.16 to the Company’s Current Report on Form 8-K/A filed with the Commission on January 4, 2006.

2.                                       We note the company covenants in section 4.4(a)(ii) of the Securities Purchase Agreement to do all of the actions contained in this Information Statement.  In addition to the reasons already discussed for each action, please also disclose that these items were covenants in the Securities Purchase Agreement with ComVest.

RESPONSE:  Pursuant to section 4.4(a)(ii) of the Securities Purchase Agreement, the Company agreed to (A) seek shareholder approval of all of the actions set forth in the Information Statement, and (B)(i) effect the reincorporation, and (ii) file the Certificate of

Designations, in each case after the expiration of the waiting period prescribed by Rule 14c-2 of the Exchange Act of 1934, as amended.  We have modified the disclosures set forth in Action No. 1 under the heading “Timing of the Reincorporation” and in the first paragraph of Action No. 4 with respect to this comment.

Action No. 1: The Reincorporation

Differences in Shareholder Rights, page 3

3.                                       We note the Delaware bylaws will authorize the removal of a director with the vote of a simple majority, as permitted by Delaware law, whereas the current bylaws require the vote of
66 2/3% of the votes.  Please discuss the effect of this change on your shareholders.  For example, we note shareholders holding 65.24% of your outstanding shares approved the actions discussed in this Information Statement.  Under the new bylaws, these shareholders could, as a group, remove a director, whereas they could not under the Nevada bylaws.

RESPONSE:  We have modified the disclosure under the subheading, “Bylaws” with respect to this comment.

Action No. 2: Approve IT&E Delaware Certificate of Incorporation

Increase in Authorized Common Stock and Authorization of Blank Check Preferred Stock, page 6

4.                                       Please disclose the number of shares currently outstanding and the number of shares reserved for issuance, broken down by the purpose for which they are reserved.

RESPONSE:  We have disclosed the amount of shares currently outstanding and currently reserved for issuance, broken down by purpose for which they are reserved, in the third paragraph of Action No. 2.

5.                                       Please disclose the plans you have to issue the additional common and preferred shares being authorized.

RESPONSE:  Other than in connection with the ComVest private placement, we have no current plans to issue the additional shares of common or preferred stock being authorized.  We have modified the disclosure in the sixth paragraph of Action No. 2 with respect to this comment.

6.                                       Please disclose that the increase in shares will allow the company to take action regarding Action No. 4 and issue 16,500 shares of new Series D Preferred Stock.  Also, please disclose here and in the discussion of Action No. 4:

•                                          the number of votes and percentage of votes that the Series D will have voting as a single class with the common,

•                                          the number of shares of common stock into which the Class D may be initially converted, and

•                                          the percentage of the class of common shares that this number would represent.

RESPONSE:  We have modified the disclosure in the fifth paragraph of Action No. 2 to note that Action No. 2 will allow us to issue the shares of Series D Preferred Stock.  We have also included in the seventh and eighth paragraphs of Action No. 2 disclosure responsive to each of the foregoing bullet points.

Action No. 3: Approve Reverse Stock Split, page 7

7.                                       Please disclose whether you have any plans to issue any of the additional common shares that will become available upon effecting the reverse stock split.  If you have such plans, please discuss them in detail.

RESPONSE:  We have no current plans to issue any of the additional common shares that will become available upon effecting the reverse stock split.  We have modified the first paragraph of the disclosure under the subheading “Consequences of the Reverse Split” with respect to this comment.

8.                                       Please provide the number of shares that will be:

•                                          issued,

•                                          reserved for issuance, and

•                                          authorized but unreserved and unissued

both before and after the reverse stock split to illustrate the effect of the split on the company’s ability to issue additional shares.

RESPONSE:  We have included several additional paragraphs under the subheading “Consequences of the Reverse Split” that provide the number of shares: (i) issued, (ii) reserved for issuance, and (iii) authorized but unreserved and unissued, in each case prior to the reverse stock split and after a reverse stock split, using example reverse split ratios of 5:1, 10:1, 20:1 and 25:1.

Federal Income Tax Consequences of the Reverse Split, page 8

9.                                       Please remove the word “certain” from the first sentence of this section, as it may cause shareholders to believe that some material tax consequences are not included in the discussion.  Also, revise the legend at the bottom of page 8 to “urge” stockholders to consult with their tax advisor rather than stating they “should” do so.

RESPONSE:  We have modified the disclosures with respect to this comment.

Action No. 4: Creation of Series D Preferred Stock, page 9

10.                                 Please discuss the general effect the issuance of Series D shares will have on your existing shareholders.  See Item 11(d) of Schedule 14A.  For example, discuss the amount of dilution that will occur upon the conversion of Series D shares into common stock.  Also, please discuss more prominently the degree of control the Series D shareholders will have.  For example, state in the introductory paragraph the percentage of voting authority Series D shareholders will hold and the fact that they will be able to elect five of the seven directors.

RESPONSE:  We have substantially revised Action No. 4 to take into account each of your comments to Action No. 4.  Disclosure responsive to this comment can be found under the new subheading, “How the Issuance of the Series D Preferred Stock will Affect our Existing Shareholders.”

11.                                 Please include in your Information Statement the applicable historical and pro-forma financial information described in Item 310 of Regulation S-B.  Please refer to Item 11(e) and 13(a) to Schedule 14A and the introductory note to Schedule 14C.  Instruction 1 to Item 13 describes some scenarios in which the information we are requesting may be omitted.  However, since Action No. 4 involves the issuance of a material amount of senior securities, none of these exceptions apply.

RESPONSE:  We will file an amendment to the Information Statement to include, as Appendix F, the following financial information at such time as all the relevant financial statements have been completed: (i) audited financial statements of the Company for the year ended December 31, 2004; (ii) unaudited financial statements of the Company for the period ended September 30, 2005; (iii) audited financials statements of Millennix Inc. for the year ended December 31, 2004; (iv) unaudited financial statement of Millennix, Inc. for the quarters ended March 31, June 30 and September 30, 2005; and (v) pro forma financial information giving effect to the Millennix acquisition.

12.                                 Please compare the initial conversion price of $0.07 per share to the market price on the day the agreement was approved by each party.  Please also compare the exercise price of the ComVest warrants to the market price in the “Change in Control of Company” section on page 25.  Discuss the reasons for any discrepancies.

RESPONSE:  We have modified the disclosure with respect to this comment.  We have included the market price of our common stock on November 9, 2005 and a discussion of the difference between the market price and the conversion price in the fifth paragraph of Action No. 4.  We have also included the market price of our common stock on November 9, 2005 and a discussion of the difference between the market price and the warrant exercise price under the heading “Change in Control.”

13.                                 We note the board has authorized the issuance of up to 16,500 shares of Series D stock.  However, Article I of the Certificate of Designations, Preferences, and Rights for this stock, included as Appendix D, designates only 15,000 Series D shares.  Please reconcile.

RESPONSE:  The Certificate of Designations as filed with the Information Statement inadvertently referenced 15,000 shares rather than the 16,500 shares actually approved by the shareholders of the Company pursuant to Action No. 4.  We have revised the Certificate of Designations with respect to this comment.

14.                                 We note the Senior Notes will convert into Series D shares upon the filing of the Certificate of Designations.

•                                          Please state when you plan to file the Certificate of Designations.

•                                          Please state the names of the parties to whom the Series D shares will be issued and the amount each party will receive.  It appears ComVest will be eligible to receive 5,800; Charles McCall will be eligible to receive 1,000 shares; and Matthew Dontzin will be eligible to receive 200 shares.

•                                          We note ComVest has the right to purchase an additional Senior Note in the amount of up to $5 million.  Assuming this note is issued after the Certificate of Designations is filed, please state when it would convert into Series D stock.

RESPONSE:  We have modified the disclosure with respect to this comment.  We have stated in the first paragraph of Action No. 4 that we intend to file the Certificate of Designations one day after the expiration of the waiting period prescribed by Rule 14c-2 of the Exchange Act of 1934.  We state the names of the parties who will receive shares of Series D Preferred Stock and the number of shares of such Series D Preferred Stock in the first paragraph under the subheading, “The Private Placement and the Issuance of our Series D Preferred Stock,” in Action No. 4.  We have also clarified the disclosure related to the form of security ComVest will receive in connection with its exercise of the ComVest Option based upon the timing of such exercise of the ComVest Option in the second paragraph under the subheading, “The Private Placement and the Issuance of our Series D Preferred Stock,” in Action No. 4.

15.                                 We note the second closing is scheduled to occur prior to December 31, 2005.  Since this date is soon approaching, please update the disclosure as appropriate to state the date of the second closing and the amount of Senior Notes purchased.

RESPONSE:  The second closing took place on December 22, 2005.  We have modified the disclosure in the first paragraph under the subheading, “The Private Placement and the Issuance of our Series D Preferred Stock,” in Action No. 4 with respect to this comment.

16.                                 To provide a context for this Action No. 4, please provide background information about the transactions that took place on November 9, 2005.

•                                          Disclose any affiliation ComVest, Mr. McCall, or Mr. Dontzin had with the company or with each other prior to November 9, 2005.

•                                          Disclose how the company was introduced to these parties.

•                                          Discuss any other financing options that were considered, and discuss why they were ruled out.

•                                          We note that as discussed in your Form 8-K filed November 16, 2005, in addition to the ComVest transaction, you also paid off a debt to Laurus and acquired Millennix, and Mr. Allocca resigned from your board of directors on November 9, 2005.  Please provide sufficient background information to give investors an understanding as to why these events occurred concurrently with the ComVest transaction.  What was the underlying business need, and how did these events help to fulfill the need?

•                                          Disclose how long you anticipate the funds received through the ComVest transaction will enable you to operate.

RESPONSE:  We have modified Action No. 4 to include a subsection entitled, “Background of the Private Financing,” which is intended to address each of the first four bullet points above.  We have also included a disclosure under the subheading, “Remaining Proceeds from the Private Placement,” to address bullet point number five above.

17.                                 We note you used approximately $5 million of the proceeds the sale of Senior Notes to discharge indebtedness.  Please identify the creditor, state when the debt was incurred and its interest rate, and describe the use of proceeds of the debt.

RESPONSE:  We have included a new subsection entitled, “Use of Proceeds from the Private Financing” under Action No. 4.  Disclosure in response to this comment can be found under the sub-subheading, “Repayment of the Laurus Note.”

18.                                 We note you used approximately $2 million to acquire substantially all of the assets of Millennix.  Please do the following:

•                                          Briefly discuss Millennix’s business,

•                                          State any affiliation your company had with Millennix prior to the asset purchase,

•                                          Briefly describe the assets you purchased,

•                                          Discuss the extent to which you have integrated Millennix into your operations and the extent to which you plan to integrate it, and

•                                          Disclose any material difficulties you have had in integrating Millennix into your company.

RESPONSE:  Disclosure in response to the foregoing bullet points can be found under the subheading, “Use of Proceeds from the Private Financing — Acquisition of Millennix, Inc.” in Action No. 4.

19.                                 We note that pursuant to section 3.2(e) of the Asset Purchase Agreement with Millennix, you may be obligated to pay an additional $1.4 million for the Millennix acquisition during the next two years.  Please disclose this provision in your Information Statement, and state whether you anticipate using the funds from the ComVest financing for this purpose.

RESPONSE:  We have disclosed the potential earnout payments related to the Millennix acquisition and our currently contemplated sources for such payments under the subheading, “Use of Proceeds from the Private Financing — Acquisition of Millennix, Inc.” in Action No. 4.

20.                                 Section 4.4(a)(i) of the Securities Purchase Agreement contains a covenant that the company will use the proceeds “to consummate certain acquisitions.”  Please identify and discuss any acquisitions besides the Millennix acquisition to which this statement refers.  We may have further comments.

RESPONSE:  We have not identified any additional acquisition candidates at this time.  We have included disclosure reflecting this under the subheading, “Use of Proceeds form the Private Financing — Remaining Proceeds from the Private Financing.”

Liquidation Preferences, page 9

21.                                 We note Series D stockholders will be entitled to a liquidation preference of $1,000 per share.  We further note that in your Form 10-QSB for the quarter ended September 30, 2005, the book value of your total assets is $5,771,397.  Given the number of Series D shares that will be outstanding after you file the Certificate of Designations, it appears unlikely that any assets will be available for common shareholders if you liquidate in the near future.  Please disclose that issue in your filing.

RESPONSE:  We have included disclosure in response to this comment under the subheading, “How the Issuance of the Series D Preferred Stock will Affect our Existing Stockholders — The Liquidation Preference” in Action No. 4.

Registration Rights, page 11

22.                                 Please state the earliest date ComVest can exercise its option and when the option expires.

RESPONSE:  We have modified the summary chart of the terms of the Series D Preferred Stock under the applicable heading with respect to this comment.

Action No. 5: Approve Amendment to Company’s 2005 Equity Incentive Plan

Terms and Conditions of the Plan, page 12

23.                                 We note you “anticipate that awards under the Plan will generally vest over a period of time.”  Please discuss the vesting provisions.

RESPONSE:  Our options generally vest over a period of four years with 25% vesting on the first anniversary of the grant date and the remainder of the options vesting in equal monthly installments over 36 months.  However, the Board has the discretion to set alternative vesting schedules.  We have modified the disclosure with respect to this comment.

Number of Shares, page 12

24.                                 We note Title 10 of the California Code of Regulations imposes limitations on the number of outstanding stock awards.  We further note from page 15 that you have granted options to purchase 13,965,750 shares under the Plan.  Since you currently have only 7,500,000 shares reserved for issuance under the Plan, please briefly discuss the pertinent provisions of California Code of Regulations to clarify how it is permissible to grant awards that exceed the number of shares reserved for issuance.

RESPONSE:  Section 260.140.45 of the California Code of Regulations states that the total number of securities called for under a plan shall not exceed 30% of the then outstanding securities of the issuer unless a higher percentage is approved by two-thirds of the outstanding securities entitled to vote.  The Information Statement inadvertently disclosed that 65.24% of the Company’s shareholders approved the actions set forth in the Information Statement.  In fact, 82.58% of the Company’s shareholders approved the actions set forth therein.  As a result, the increase in the number of shares called for in the Company’s 2005 Equity Incentive Plan (the “2005 Plan”) has been approved by the shareholders and Board of Directors of the Company in accordance with California law.  We have modified the disclosure related to the amount and percentage of the Company’s securities to accurately reflect the amount and percentage of shareholders approving the actions set forth in the Information Statement.

Awards under the Plan, page 14

25.                                 We note you have granted options to purchase 13,965,750 shares of common stock.  Please state the number of these options that have been exercised, if any.  Also, please disclose whether you have granted any restricted stock awards or stock bonus awards under the Plan and, if so, how many.

RESPONSE:  No options have been exercised and we have not granted any restricted stock awards or stock bonus awards under the Plan.  We have modified the disclosure with respect to this comment.

Action No. 6: Appoint Directors to the Board of Directors, page 16

26.                                 We note Mr. Allocca resigned from the board of directors on the same day as the ComVest transaction.  Please disclose the circumstances of his resignation.  For example, did he disagree with the ComVest transaction, was his resignation a condition ComVest insisted upon, etc.?

RESPONSE:  Mr. Allocca’s resignation was voluntary and necessary to enable ComVest to ultimately appoint five (5) of the seven (7) members of the board of directors.  His resignation was not the result of any disagreement with the Company or our policies.  Mr. Allocca continues on as an officer and employee of the Company.  We have modified the disclosure with respect to this comment.

27.                                 Article VI.B of the Series D Certificate of Designations states that as long as Series D stock is outstanding, there will be seven board seats, and Series D holders will elect five of them.  Currently, your document identifies three directors as designees of the majority shareholders: Mr. Falk, Mr. Rodriguez, and Mr. Tucker.  To the extent known, please identify the remaining two designees, and state when they will become directors.

RESPONSE:  The holders of the Series D Preferred Stock have not yet identified the remaining two (2) directors.  The remaining vacancies on our Board will be filled by designees of the holders of our Series D Preferred Stock at such time as the holders identify such candidates.  We have modified the disclosure with respect to this comment.

Management, page 17

28.                                 Please disclose Mr. Falk’s business experience since 2002.

RESPONSE:  We have revised Mr. Falk’s biography accordingly.

Change in Control of Company, page 25

29.                                 Please disclose the exercise price of all warrants discussed in this section.

RESPONSE:  The warrants have an exercise price of $0.10.  We have modified the disclosure with respect to this comment to include such exercise price.

30.                                 We note that “[p]ursuant to the ComVest Option, ComVest will also be issued a warrant to purchase up to 35,714,275 shares of the Company’s common stock.”  Will ComVest receive this warrant regardless of whether it actually exercises the option?  Please clarify.

RESPONSE:  ComVest will only receive the warrant to purchase additional shares of our common stock if it exercises the ComVest Option.  We have modified the disclosure with respect to this comment.

Dissenters’ Right of Appraisal, page 27

31.                                 We note the statement that “[h]olders of the common stock of IT&E International that follow the appropriate procedures may be entitled to dissent from the consummation of the Reincorporation and receive payment of the fair value of their shares….”  Please change the word “may” to “will.”  Similarly, where you use the word “may” in the “Appraisal Rights” discussion on page 5, please state instead that investors “will” be entitled to appraisal rights if they follow the procedure outlined in the discussion on page 27.

RESPONSE:  We have modified the disclosures with respect to this comment.

Appendix A: Agreement and Plan of Merger, page A-1

32.                                 Article II of this appendix references IT&E Delaware’s certificate of incorporation and bylaws.  The certificate appears to be attached as Exhibit B.  Please also include the bylaws with your Information Statement.

RESPONSE:  We have attached the IT&E Delaware Bylaws as the new Appendix B to the Information Statement.

*      *      *

If you have any further comments regarding this letter, the response contained herein or any of the Schedule 14C, please contact the undersigned or our outside counsel, Adam Lenain, Esq., S Foley & Lardner LLP, 402 W. Broadway, Suite 2300, San Diego, California 92101; Telephone No.:  (619) 685-4604, Facsimile No.:  (619) 234-3510.

Sincerely,

/s/ Peter Sollenne
Peter Sollenne